UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
FORM 11-K
☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2025
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________
Commission file number 001-35897
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Voya 401(k) Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Voya Financial, Inc.
230 Park Avenue
New York, New York 10169

Voya 401(k) Savings Plan
Audited Financial Statements and Supplemental Schedule
Contents

			Page
I.	The following financial statements and supplemental schedule for the Voya 401(k) Savings Plan are being filed herewith:

	Audited Financial Statements as of December 31, 2025 and 2024, and for the years then ended and Supplemental Schedule as of December 31, 2025 :

	Report of Independent Registered Public Accounting Firm - Mitchell & Titus LLP		2

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024		3
	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2025 and 2024		4
	Notes to Financial Statements		5

	Supplemental Schedule:

	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		16

	Signature Page:		17

II.	The following exhibits are being filed herewith:
	Exhibit No.	Description
	1	Consent of Independent Registered Public Accounting Firm - Mitchell & Titus LLP

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the Voya 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Voya 401(k) Savings Plan (the Plan) as of
December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United
States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held as of year end) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule of assets (held as of year end), we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2022.
/s/ Mitchell & Titus, LLP
New York, NY
June 24, 2026

The accompanying notes are an integral part of these financial statements.

3
Voya 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024

	2025	2024
Assets:
Receivables:
Notes receivable from participants	$20,628,932	$19,357,963
Total receivables	20,628,932	19,357,963

Investments:
Investments in Master Trust at fair value	2,656,782,549	2,346,873,563
Total investments at fair value	2,656,782,549	2,346,873,563

Guaranteed investment contract in Master Trust	383,022,688	378,870,984
Fully-benefit responsive investment contracts at contract value	383,022,688	378,870,984
Net assets available for benefits	$3,060,434,169	$2,745,102,510

The accompanying notes are an integral part of these financial statements.

4
Voya 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2025 and 2024

	2025	2024
Additions:
Interest and dividends from the Master Trust	$20,000,390	$21,339,798
Interest income on notes receivable from participants	1,653,290	1,371,880
Contributions - participants	87,249,388	80,237,825
Contributions - employer	51,318,967	48,418,541
Rollover contributions	40,899,007	20,556,285
Other	296,977	(20,911)
Total additions	201,418,019	171,903,418
Change in fair value of investments	388,531,951	344,232,058
Additions, including change in fair value of investments	589,949,970	516,135,476

Deductions:
Benefits paid directly to participants	272,517,373	234,371,541
Deemed distributions	1,763,652	900,476
Administrative expenses	337,286	24,578
Total deductions	274,618,311	235,296,595
Net increase	315,331,659	280,838,881

Transfer from other qualified plan	—	124,679,889

Net assets available for benefits:
Beginning of year	2,745,102,510	2,339,583,740
End of year	$3,060,434,169	$2,745,102,510

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

1.  Description of Plan
The following is a general description of the Voya 401(k) Savings Plan (the “Plan”). Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein. Any conflicts between the terms of the Plan document and this description shall be resolved by referring to the Plan document.
The Plan is a voluntary defined contribution plan available to all eligible employees, as defined in the Plan document. The Plan is intended to meet the requirements of Section 401(a) of the Internal Revenue Code (“IRC”). The Plan also contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is intended to be in full compliance with applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Voya Services Company is the Plan sponsor (“Plan Sponsor”, or the “Company”). The Company is a wholly owned subsidiary of Voya
Financial, Inc. (“Voya”). Voya is traded on the New York Stock Exchange under the symbol “VOYA.” The Voya Financial Plan
Administrative Committee is the Plan administrator (“Plan Administrator”). The Plan Sponsor and an affiliate of the Plan Sponsor are parties to a master trust agreement with Voya Institutional Trust Company, a wholly owned subsidiary of Voya ("Trustee") to facilitate the holding and investment of assets of the Plan and the 401(k) plan sponsored by the affiliate in one master trust that separately accounts for the respective interests of each plan ("Master Trust").
The Plan offers a self-directed brokerage account option (“SDBA”). The SDBA is designed for investors who want to actively manage a greater choice of investments and are willing to pay additional fees and accept full responsibility for researching, selecting, monitoring and managing their investments.
Concentrations of Risk
As of December 31, 2025 and 2024, the Plan’s assets were significantly concentrated in Voya affiliated investments such as Voya mutual funds, Voya collective investment trusts, and Voya shares, the value of which is subject to fluctuations related to corporate, industry and economic factors.
Eligibility
All employees meeting the qualifying requirements, as specified in the Plan documents, are automatically enrolled in the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and the Company’s contribution. Company contributions are based on participant deferrals. Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable. Participant accounts may be reduced by any administrative fees or expenses charged against the account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to restore participant accounts previously forfeited, as specified in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.
Participants will vest in the Company’s matching contributions plus actual earnings thereon over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Participants are immediately fully vested when any of the following occur: (1) obtaining age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under Voya’s managed long term disability plan, or (4) termination or partial termination of the Plan to the extent such termination applies to a participant.
Any participant who is actively employed by the Company on the effective date of a sale of a direct or indirect controlling interest in the
Company shall be 100% vested in and shall be entitled to a benefit equal to the value of the participant's account.
Participant Contributions
Participants in the Plan may contribute up to 50% of their pre-tax eligible compensation. Participants may also contribute eligible amounts representing distributions from other qualified plans (“rollovers”) and participants who have attained age 50 or over in a plan year may elect to begin making catch-up contributions for such plan year in addition to their participant contribution. Participant contributions, other than rollovers, are subject to limitations imposed by the IRC and the Plan.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

1.  Description of Plan (continued)
The Plan offers a Roth feature. The Roth feature allows participants to make after-tax contributions to a Roth Account. These after-tax contributions are subject to the IRC pre-tax employee contribution limits. The Roth contributions plus earnings grow tax free and qualified
Roth distributions are not subject to federal income taxes.
Employer Contributions
The Company matches participant pre-tax and Roth contributions at 100% of each participant’s contributions up to the first 6% of eligible compensation. The Company does not contribute matching contributions on catch-up contributions. The Company matching contributions are made in cash and allocated in accordance with each participant’s investment elections.
Forfeitures
The non-vested portion of a participant's account is forfeited when certain terminations described in the Plan document occur. Forfeitures remain in the Plan and are used to reduce the Company's contributions to the Plan. The amount of the forfeited nonvested participant accounts as of December 31, 2025 and 2024 was $5,587,661 and $1,071,221, respectively.
As permitted by the Plan document, the amount of forfeitures allocated in lieu of employer contributions for the years ended December 31,
2025 and 2024 was $1,071,186 and $797,551, respectively.
Dividends
Dividends paid are automatically reinvested.
Participant Loans
Subject to the provisions of the Plan and applicable law, a participant may borrow against his/her account balance provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the participant’s vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).
Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, the current prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through payroll deductions.
Benefits Paid
Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either a lump-sum distribution or periodic payments of the participant’s account balance. A participant may elect to receive benefits in cash or Voya shares to the extent the participant's account is invested in the Voya Company Stock Fund. Additionally, upon termination of employment with the
Company or a Voya participating employer, a participant may elect to receive a lump sum distribution of their vested account balance. In-
service withdrawals of vested account balances, excluding any Roth balances, are permitted for active participants who have attained age
59½. Benefit payments are recorded when paid.
As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC.
Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.
Administrative Expenses
To the extent the Company is required by law or elects to pay such expenses, the Plan sponsor shall be responsible for paying such Plan expenses. All expenses of the Plan shall, to the extent permitted by law, be paid by the Master Trust, unless the Company elects to pay such expenses.
The Plan maintains a Plan Expense Reimbursement Account ("PERA") with respect to certain revenue received from mutual fund companies for services rendered on behalf of the Plan. Any revenue deposited into the PERA is used to offset allowable expenses incurred during the calendar year.
The amount of the PERA account as of December 31, 2025 and 2024 was $20,925 and $24,578, respectively.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

1.  Description of Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has retained the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become 100% vested in their Plan accounts.
Plan Merger
During the year ended December 31, 2024, net assets totaling $124,679,889 were transferred to the Plan from Benefitfocus.com, Inc. 401(k)
Profit Sharing Plan as a result of a merger of plans.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

2.  Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States
(“U.S. GAAP”).
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
The Plan provides for investments in Voya shares, guaranteed investment contracts (“GICs”), common/collective trust funds, separate accounts, SDBA and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year. Investments in Voya shares are based on the daily Net Asset Value (“NAV”) per unit of the stock funds which is determined using quoted market prices of the underlying investments. Units of the common collective trusts and separate accounts are valued at the NAV redemption value as determined by the trustee.
Generally, contract value is equal to participant deposits minus participant withdrawals plus credited interest. Interest credited is net of expenses. Contract value may be subject to adjustments in connection with contract holder directed withdrawals that are subject to a market value adjustment. Under limited circumstances (imposition of an equity wash provision) contract value may be adjusted as a result of a market value adjustment or, in the case of the Stable Value Option, to reflect the current ratio of market value to contract value. The fair value of the Stable Value Option, which consists of an underlying GIC, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.
Change in fair value of investments includes realized gains and losses on investments that were sold during the period and unrealized appreciation and depreciation of the underlying investments held.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

3.  Master Trust for the Plan
Net assets and total investment income of the Master Trust are allocated to the Plan based on participant balances. The Plan's interest in the net assets of the Master Trust was approximately 94% at December 31, 2025 and 2024. This was determined by comparing the Plan's investment in the Master Trust to total net assets in the Master Trust.
The following table summarizes the net assets of the Plan and Master Trust as of December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024
	Plan's Portion of Master Trust Assets	Master Trust Assets	Plan's Portion of Master Trust Assets	Master Trust Assets
Common/collective trust funds	$2,364,197,699	$2,472,523,301	$2,081,434,266	$2,176,721,606
Mutual funds	132,666,643	141,112,300	115,644,293	123,107,773
Common stock funds	29,345,785	33,296,633	27,510,085	30,890,263
Self-directed brokerage account	66,887,110	88,070,839	56,529,976	74,619,528
Separate account funds	63,664,387	70,488,765	65,730,365	73,640,838
Cash and cash equivalents	20,925	22,364	24,578	34,172
Investments at fair value	2,656,782,549	2,805,514,202	2,346,873,563	2,479,014,180
Fully benefit-responsive investment contract at contract value	383,022,688	415,306,417	378,870,984	414,342,942
Master Trust net assets	$3,039,805,237	$3,220,820,619	$2,725,744,547	$2,893,357,122
The net investment income (loss) of the Master Trust for the years ended December 31, 2025 and 2024 was as follows:

	December 31, 2025	December 31, 2024
Investment income:
Net appreciation in fair value of investments	$409,688,079	$365,289,294
Interest and dividends	21,567,273	23,124,573
Net investment income	$431,255,352	$388,413,867
4.  Income Tax Status
The Plan received a determination letter from the IRS dated November 4, 2013, stating that the Plan is qualified under Section 401(a) of the
IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated.
Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator will take the necessary steps, if any, to maintain the Plan’s operations in compliance with the IRC.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The
Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Notwithstanding the foregoing, the IRS may nonetheless audit the Plan to ensure it has been operated in accordance with the Plan document and applicable laws.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

5.  Investment in Insurance Contract
As of December 31, 2025, the Plan maintained one GIC related investment option, the Stable Value Option. The underlying investment of the
Stable Value Option consists of the Separate Account GIC contract ST-14698 (the “Contract”) issued by Voya Retirement Insurance and
Annuity Company (a party-in-interest). The contract is considered fully benefit-responsive in accordance with ASC Topic 962, “Plan
Accounting - Defined Contribution Pension Plans.” As of December 31, 2025 and 2024, the contract value of the investments in insurance contracts was $383,022,688 and $378,870,984, respectively.
The earnings of the GIC investment are based on an interest rate applied to each participant’s outstanding balance. The interest rates are analyzed and may be reset by the GIC issuer semi-annually for the Contract.
Premature termination in whole or in part of the Contract is at the discretion of the Plan Sponsor and generally involves a payment adjusted to its fair value. The Contract permits a book value corridor through which a threshold percentage of the contract balance is available at book value in the event of certain employer actions such as spinoffs, divestitures, corporate relocations, layoffs, retirement incentive programs, the creation of a competing investment option, or partial or total plan terminations. Clone contracts are generally available subject to underwriting considerations to be issued to a takeover entity. In addition, the contracts generally provide for book value to be preserved if the withdrawal of funds from the contract is made over a protracted period described in the contract (“book value settlement”).
The interest credited to participants in the Contract for years ended December 31, 2025 and 2024, was 2.96% and 2.21%, respectively. The
Contract has no minimum crediting interest rate, no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts. Fund performance, net cash flows of the Plan investments, and duration of assets are factors that could influence the average interest credited rate.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value with participants is probable.
The GIC issuer may discontinue the contract with the Plan under the following circumstances:
•The Plan fails to meet any of its obligations under this contract or under any related agreement;
•All amounts under this contract are withdrawn;
•The Plan is no longer a qualified plan under the IRC;
•The Plan is terminated;
•The Plan no longer has any obligations under the Plan;
•Any action is taken by the Plan Sponsor, or any other official, which:
a.Creates a Competing Investment Option;
b.Significantly liberalizes, as determined by the issuer, the Plan withdrawal or transfer rights of Members;
c.Materially affects the issuer rights and obligations under this contract;
•The Plan, without the issuer written agreement, attempts to assign the Plan’s interest in this contract;
•The Plan rejects an amendment to this contract proposed by the issuer under the Amendments section;
•The issuer elects to discontinue accepting deposits for all contracts of this class;
•Employees of an Employer are no longer eligible to participate in the Plan (any such discontinuance affects only those ineligible employees);
•A change in applicable laws and regulations (including tax laws and regulations) which materially affects the taxation of this contract or Separate Account, or otherwise materially affects the issuer obligations hereunder.
6.  Financial Instruments
Fair Value Measurements
ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.
Fair Value Hierarchy
The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

6.  Financial Instruments (continued)
If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Certain investments are measured at the fair value using the NAV per share as a practical expedient and have not been classified in the fair value hierarchy.
Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:
•Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Plan defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
•Level 2 - Quoted prices in markets that are not active or values based on inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
•Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.
When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.
The following table presents the Master Trust's hierarchy for its assets measured at fair value as of December 31, 2025 and 2024:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$141,112,300	$—	$—	$141,112,300
Common/collective trust funds	2,472,523,301	—	—	2,472,523,301
Common stock funds	33,296,633	—	—	33,296,633
Self-directed brokerage account	88,070,839	—	—	88,070,839
Cash and cash equivalents	22,364	—	—	22,364
Total	$2,735,025,437	$—	$—	$2,735,025,437
Separate account funds measured at NAV				70,488,765
Total assets at fair value				$2,805,514,202

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$123,107,773	$—	$—	$123,107,773
Common/collective trust funds	2,176,721,606	—	—	2,176,721,606
Common stock funds	30,890,263	—	—	30,890,263
Self-directed brokerage account	74,619,528	—	—	74,619,528
Cash and cash equivalents	34,172	—	—	34,172
Total	$2,405,373,342	$—	$—	$2,405,373,342
Separate account funds measured at NAV				73,640,838
Total assets at fair value				$2,479,014,180

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

6.  Financial Instruments (continued)
Valuation of Financial Assets and Liabilities at Fair Value
Certain assets are measured at estimated fair value on the Plan’s Statements of Net Assets Available for Benefits. The Plan defines fair value as the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant’s perspective. The Plan considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.
The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets in conformity with the concepts of
“exit price” and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Plan reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Plan, including in-depth validation procedures confirming the observability of inputs.
The following valuation methods and assumptions were used by the Plan in estimating the reported values for the investments described below:
Mutual funds: Mutual funds are reported at quoted market price, which represent NAV of shares, and included in Level 1. This financial instrument includes U.S. equities, International equities, and Short-term investment funds.
Common/collective trust funds: Common/collective trusts are reported at NAV or alternative fair value methods by the Trustee when NAV is not available. This category includes common/collective trust funds that are designed to provide growth in capital by replicating benchmark indices and includes primarily equity investments. The life cycle funds that are within this category are invested in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. There are currently no redemption restrictions on these investments.
Common stock funds: Investments in Voya shares are based on the daily Net Asset Value (“NAV”) per unit of the stock funds which is determined using quoted market prices of the underlying investments. There are currently no redemption restrictions on this investment;
however there may be times that the Voya shares are subject to blackout periods. Participants will generally receive advance notice of a blackout period and its anticipated end date.
Separate account funds: Separate account funds are reported at NAV or alternative fair value methods by the Trustee when NAV is not available.
Self-directed brokerage account: The securities held within the SDBA are standard assets such as mutual funds, equities and cash and cash equivalent assets. These holdings are reported at quoted market price. These assets are included in Level 1.
Cash and cash equivalents: The carrying amounts for cash reflect the assets’ fair value. The fair values for cash equivalent are determined based on quoted market prices. These assets are included in Level 1.
Transfers in and out of Level 1 and 2
There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2025 and 2024. The Plan’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
7.  Parties-in-Interest to the Plan
The Plan holds investments in several mutual funds, Voya shares, Voya collective investment trusts and GICs that are managed by affiliated companies of the Plan Sponsor. These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan. As of
December 31, 2025 and 2024, funds of $1,316,279,248 and $1,154,707,789, respectively, were held in such investments and are considered party-in-interest transactions.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

8. Litigation
Litigation includes Ravarino, et al. v. Voya Financial, Inc., et al. (USDC District of Connecticut, No. 3:21-cv-01658)(filed December 14,
2022). In this putative class action, the plaintiffs allege that the named defendants, who include VRIAC, breached their fiduciary duties of prudence and loyalty in the administration of the Voya 401(k) Savings Plan. The plaintiffs claim that the named defendants did not exercise proper prudence in their management of allegedly poorly performing investment options, including proprietary funds, and passed excessive investment-management and other administrative fees for proprietary and non-proprietary funds onto plan participants. The plaintiffs also allege that the defendants engaged in self-dealing through the inclusion of the Voya Stable Value Option into the plan offerings and by setting the "crediting rate" for participants’ investment in the Stable Value Fund artificially low in relation to Voya’s general account investment returns in order to maximize the spread and Voya’s profits at the participants’ expense. The complaint seeks disgorgement of unjust profits as well as costs incurred. On June 13, 2023, the Court issued a ruling granting in part and denying in part Voya's motion to dismiss. On
December 10, 2025, the plaintiffs filed an amended complaint. The Company continues to deny the allegations, which it believes are without merit, and intends to defend the case vigorously.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

9.  Subsequent Events
The Plan has evaluated subsequent events for recognition and disclosure through the date of issuance of the financial statements.

Supplemental Schedule

Voya 401(k) Savings Plan
EIN: 52-1317217 Plan No.: 001
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
As of December 31, 2025

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
	Notes receivable from Participants	*	$20,628,932
Note: Column (d) cost information is not required as the Plan's investments are totally participant directed.
*  Each loan will bear an interest rate prescribed by the Plan's applicable provisions when the loan is issued, currently the prime interest rate plus 1%. As of
December 31, 2025, current interest rates on participant loans range from 4.25% to 10.50%. Loan repayment periods are generally for a maximum of five years. Current maturity dates on participant Loans range from April 2026 to October 2030 as of December 31, 2025.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan)
have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Voya 401(k) Savings Plan
By: Voya Financial Plan Administrative Committee

June 24, 2026	By:	/s/ Wayne Forlines
Dated	Name:	Wayne Forlines
	Title:	Chairperson, Voya Financial Plan Administrative Committee